March 31, 2017

Mr. David Matheson
Chief Financial Officer, CFO
Dejour Energy (USA) Corp.
598, 999 Canada Place
Vancouver, BC
V6C 3E1
Canada

Subject:	Reserve Estimate and Financial Forecast as to Dejour’s Interests in the Kokopelli Field Area, Garfield County, Colorado.

Dear David:

As you requested, Gustavson Associates has completed reserves and economics as to Dejour Energy’s interests in future oil and gas production associated with the Kokopelli Field Area located in Garfield County. Reserves have been estimated based on analysis of analogous well production data. Estimates and projections have been made as of January 1, 2017. Reserves have been estimated in accordance with the US Securities and Exchange Commission’s (SEC) definitions and guidelines, and the report was prepared for the purpose of inclusion as an exhibit in a filing made with the SEC.

In general, Proved Developed Producing (PDP) reserves were assigned to 11 producing wells (shown in Table 2). Proved Developed Non-Producing (PDNP) reserves have been assigned to the Federal 14/15-7-21 well. There are plans to recomplete this well, which is currently producing out of the Mancos shale, in the Williams Fork member of the Mesaverde formation in July 2017. No Proved Undeveloped (PUD) reserves have been assigned. Gustavson is of the opinion that no current regulations, and no anticipated changes to regulations, would inhibit the ability of Dejour to recover the estimated reserves in the manner projected herein. It is our understanding that the reserves estimated herein represent all of Dejour’s US reserves.

The estimated net reserves volumes and associated net cash flow estimates are summarized in Table 1 below.

5757 Central Ave.     Suite D     Boulder, Co. 80301 USA     1-303-443-2209     FAX 1-303-443-3156     http://www.gustavson.com

Mr. David Matheson
March 31, 2017

Table 1 Summary of Net Reserves and Projected Before Tax Cash Flow

Reserves Category	Net Gas Reserves, MMcf	Net Condensate Reserves (MBO)	Net NGL Reserves (MBO)	Before Tax Net Present Value, thousands of US$ Discounted at
				0%	10%	15%
Proved Developed Producing	730.8	5.3	30.7	$969	$704	$623
Proved Developed Non-Producing	186.9	1.2	9.5	$210	$118	$92
Proved Undeveloped	-	-	-	$0	$0	$0
Total Proved	917.6	6.5	40.2	$1,179	$822	$715

The portion of the Company’s total reserves represented by the reserves included in this report is shown below.

Location of Reserves						Proportion of
		Gas	Condensate	NGL	Oil Equivalent	Oil Equiv.
Country	Area	(MMCF)	(MBBL)	(MBBL)	(MBOE)	Reserves
United States	Colorado	917.6	6.5	40.2	199.7	60%
Total Company					330.7	100%

Gustavson Associates has performed an evaluation of the reserves associated with both developed and undeveloped locations located in the Kokopelli Field Project Area, Garfield County, Colorado. Proved Developed Producing (PDP) Reserves have been assigned to 11 wells (shown in Table 2). The first four wells began producing in July and August of 2013 and next eight wells began producing in September 2015. All these wells are completed in the Williams Fork member of the Mesaverde formation except for one of the new wells, the Federal 14/15-7-21, which is completed in the Mancos shale.

Proved Developed Non-Producing (PDNP) reserves were assigned to the Federal 14-15-7-21 well. There are plans to recomplete this well, which is currently producing out of the Mancos shale, in the Williams Fork member of the Mesaverde formation in July 2017.

The PDP locations are displayed in Figure 1 and Figure 2. The property has additional upside which has not been included in this report. Under current economic conditions, drilling of offset locations in the Williams Fork or Mancos formation does not generate positive economics; therefore, no PUD reserves have been assigned.

Mr. David Matheson
March 31, 2017

Table 2 Summary of PDP Wells

Well Name	Working Interest	Revenue Interest	Producing Formation
1. Federal 6/7-16-21	5.5573%	4.4458%	Williams Fork
2. Federal 6/7-15-21	7.778%	6.6624%	Williams Fork
3. Federal 6/7-14-21	7.778%	6.6624%	Williams Fork
4. Federal 6/7-13-21	7.778%	6.6624%	Williams Fork
5. Federal 14/15-1-21	25.00%	20.00%	Williams Fork
6. Federal 14/15-2-21	25.00%	20.00%	Williams Fork
7. Federal 14/15-3-21	25.00%	20.00%	Williams Fork
8. Federal 14/15-4-21	25.00%	20.00%	Williams Fork
9. Federal 14/15-5-21	25.00%	20.00%	Williams Fork
10. Federal 14/15-6-21	25.00%	20.00%	Williams Fork
11. Federal 14/15-7-21	25.00%	20.00%	Mancos

Figure 1 Map of Dejour Williams Fork Wells

Mr. David Matheson
March 31, 2017

Figure 2 Map of Dejour Mancos PDP Location

Oil and Gas Pricing

In order to determine the flat pricing in accordance with SEC guidelines, the Dejour’s revenue statements were analyzed. For all wells, a differential was calculated based on the price that Dejour was paid versus the West Texas Intermediate (WTI) and Henry Hub (HH) spot prices averaged for that given month. These differentials were then applied to the WTI and HH spot prices for the first day of each month in 2016 in order to estimate prices for Dejour’s products on the first day of the month, per SEC guidelines. These values were averaged and applied in the cash flows presented herein.

For Williams Fork wells, the wellhead gas price was estimated at 101% of NYMEX Henry Hub gas and the NGL price was found to be a factor of 11.29 times the Henry Hub gas price. The Williams Fork wellhead condensate prices were determined to be 24% lower than WTI prices. The utilized flat hydrocarbon pricings for Williams Fork can be found in Table 3.

Mr. David Matheson
March 31, 2017

Table 3 Flat Pricing for Williams Fork Wells

Flat pricing for Effective Date of January 1, 2017
Local Price Differentials Included
2016 Avg WTI	2016 Avg HH	Adjusted WTI	Adjusted HH	NGL
$/B	$/mcf	$/B	$/mcf	$/B
42.600	2.470	32.497	2.486	27.89

Expenses

Operating costs are expected to be $2,800 per well per month. This is based on information provided by the Dejour and is consistent with our experience with similar wells in the area. The drilling and completion costs reflects economies of scale and contractual advantages expected to be gained when a large drilling program is executed. Severance tax is deducted at the rate of 1.04% of revenue. County ad valorem tax was estimated at approximately 3.91% of revenue after discussion with Garfield County personnel. Conservation tax was estimated at 0.072% and the annual property tax was estimated as 0.557% of net revenue. Note that Conservation tax rate and property tax are lumped together with Severance tax and Ad Valorem tax in the economics evaluation, respectively For Williams Fork Wells only, an NGL yield of approximately 25 Bbl/mmcf was applied until July 2017 and then increased to 48 Bbl/MMCF thereafter. Per a new gas transportation and processing contract between Coachman and a major midstream company, the gas will be processed at a plant with enhanced cryogenic refining capabilities, starting July 2017, thus returning the NGL yield to previous levels. A condensate/gas ratio of 8.5 Bbl/MMCF was applied based on actual 2016 sales. Contractual gas transportation, gathering, and processing fees of $0.71/MCF were deducted as operating costs for both Williams Fork and Mancos wells. Condensate trucking fee of $1.50/Bbl was also applied to the Williams Fork wells. Abandonment costs of $15,000 per well were estimated. All costs were held flat.

Dejour expects the Federal 14-15-7-21 well, currently producing out of the Mancos shale, to be recompleted in the Williams Fork in July 2017. This operation will cost $500,000 US, which Gustavson finds to be reasonable based on estimates from the client and experience in the area.

Detailed cash flow projections are shown in Tables 4 and 5 below. Note that the NGL volumes shown in these tables represent total NGL sales as expected based on the revenue statements provided by the Client.1

Limiting Conditions and Disclaimers

The accuracy of any reserve report or resource evaluation is a function of available data and of engineering and geologic interpretation and judgment. While the evaluation presented herein is believed to be reasonable, it should be viewed with the understanding that subsequent reservoir performance or changes in pricing structure, market demand, or other economic parameters may justify its revision. The assumptions, data, methods, and procedures used are appropriate for the purpose served by the report. Gustavson has used all methods and procedures as we considered necessary under the circumstances to prepare the report.

______________________________
1 In some previous reports, ethane and heavier NGLs were reported separately. Here they are reported together.

Mr. David Matheson
March 31, 2017

Gustavson Associates, LLC, holds neither direct nor indirect financial interest in the subject property, the company operating the subject acreage, or in any other affiliated companies.

All data and work files utilized in the preparation of this report are available for examination in our offices. Please contact us if we can be of assistance. We appreciate the opportunity to be of service and look forward to further serving Dejour Energy (USA) Corp.

Sincerely,

Table 4 Summary Cash Flow Forecast, Proved Developed Producing Reserves

TOTAL PROVED DEVELOPED PRODUCING
KOKOPELLI FIELD
GARFIELD COUNTY, COLORADO
TO THE INTERESTS OF DEJOUR ENERGY

DATE : 03/29/2017
TIME : 16:37:21
DBS : Dejour_YE2016
SETTINGS : Dejour
SCENARIO : Dejour flat

R E S E R V E S   A N D   E C O N O M I C S

EFF DATE: 01/2017
PW DATE: 01/2017

--END-- MO-YEAR	GROSS OIL PRODUCTION ---MBBLS---	GROSS GAS PRODUCTION ----MMCF---	GROSS NGL PRODUCTION ---MBBLS---	NET OIL PRODUCTION ---MBBLS--	NET GAS PRODUCTION ----MMCF--	NET NGL PRODUCTION ---MBBLS--	NET OIL REVENUE ---M$---	NET GAS REVENUE ---M$---	NET NGL REVENUE ---M$---	TOTAL REVENUE ----M$---
12-2017	4.633	762.283	21.365	0.794	120.123	3.450	25.800	298.661	96.222	420.682
12-2018	3.517	571.897	23.215	0.591	87.714	3.556	19.213	218.083	99.185	336.481
12-2019	2.897	468.075	19.283	0.482	70.617	2.907	15.648	175.576	81.088	272.312
12-2020	2.492	400.834	16.677	0.411	59.796	2.488	13.357	148.671	69.397	231.426
12-2021	2.202	353.046	14.796	0.361	52.235	2.191	11.740	129.871	61.110	202.721
12-2022	1.983	317.016	13.362	0.324	46.608	1.968	10.527	115.881	54.876	181.283
12-2023	1.810	288.712	12.225	0.295	42.233	1.792	9.578	105.004	49.986	164.567
12-2024	1.660	264.590	11.240	0.269	38.491	1.639	8.745	95.700	45.708	150.153
12-2025	1.399	206.098	9.498	0.226	29.063	1.378	7.346	72.259	38.443	118.048
12-2026	1.274	176.523	8.559	0.209	24.969	1.269	6.800	62.080	35.402	104.283
12-2027	1.200	166.375	8.067	0.197	23.490	1.194	6.394	58.402	33.305	98.101
12-2028	1.135	157.442	7.634	0.186	22.200	1.129	6.040	55.196	31.477	92.713
12-2029	1.027	139.601	6.769	0.173	20.516	1.043	5.636	51.008	29.088	85.732
12-2030	0.934	124.179	6.021	0.162	19.028	0.967	5.276	47.310	26.979	79.565
12-2031	0.634	83.718	4.059	0.111	13.011	0.661	3.619	32.350	18.448	54.417
S TOT	28.798	4480.390	182.770	4.792	670.093	27.634	155.718	1666.053	770.713	2592.485
AFTER	3.014	406.133	19.692	0.515	60.685	3.085	16.729	150.880	86.042	253.651
TOTAL	31.812	4886.523	202.463	5.307	730.777	30.719	172.448	1816.933	856.755	2846.136

--END-- MO-YEAR	NET OIL PRICE ---M$---	NET GAS PRICE ---M$---	NET NGL PRICE ---M$---	SEVERANCE TAXES -----M$----	AD VALOREM TAXES -----M$----	NET OPER EXPENSES ----M$----	OPERATING CASH FLOW ----M$----	EQUITY INVESTMENT ----M$----	UNDISC NET CASH FLOW -----M$----	DISC NET CASH FLOW -----M$----
12-2017	32.50	2.49	27.89	4.665	18.592	176.641	220.784	0.000	220.784	210.509
12-2018	32.50	2.49	27.89	3.732	14.871	147.498	170.380	0.000	170.380	147.683
12-2019	32.50	2.49	27.89	3.020	12.035	132.120	125.138	0.000	125.138	98.607
12-2020	32.50	2.49	27.89	2.567	10.228	122.384	96.248	0.000	96.248	68.947
12-2021	32.50	2.49	27.89	2.248	8.959	115.580	75.934	0.000	75.934	49.450
12-2022	32.50	2.49	27.89	2.010	8.012	110.516	60.745	0.000	60.745	35.963
12-2023	32.50	2.49	27.89	1.825	7.273	106.578	48.891	0.000	48.891	26.313
12-2024	32.50	2.49	27.89	1.665	6.636	102.509	39.342	3.750	35.592	17.472
12-2025	32.50	2.49	27.89	1.309	5.217	79.543	31.978	1.087	30.891	13.737
12-2026	32.50	2.49	27.89	1.156	4.609	71.860	26.657	0.000	26.657	10.779
12-2027	32.50	2.49	27.89	1.088	4.336	70.524	22.153	0.000	22.153	8.144
12-2028	32.50	2.49	27.89	1.028	4.097	69.359	18.229	0.000	18.229	6.092
12-2029	32.50	2.49	27.89	0.951	3.789	66.217	14.775	1.087	13.688	4.151
12-2030	32.50	2.49	27.89	0.882	3.516	63.455	11.711	1.087	10.624	2.939
12-2031	32.50	2.49	27.89	0.603	2.405	42.192	9.216	7.500	1.716	0.355
S TOT	32.50	2.49	27.89	28.751	114.573	1476.977	972.183	14.512	957.671	701.141
AFTER	32.50	2.49	27.89	2.813	11.210	215.872	23.757	12.337	11.419	2.966
TOTAL	32.50	2.49	27.89	31.564	125.783	1692.849	995.940	26.850	969.090	704.107

	OIL	GAS			P.W. %	P.W., M$
GROSS WELLS	0.0	11.0	LIFE, YRS.	22.83	5.00	813.855
GROSS ULT., MB & MMF	43.340	8048.101	DISCOUNT %	10.00	9.00	723.348
GROSS CUM., MB & MMF	11.528	3161.579	UNDISCOUNTED PAYOUT, YRS.	0.00	10.00	704.107
GROSS RES., MB & MMF	31.812	4886.522	DISCOUNTED PAYOUT, YRS.	0.00	15.00	623.106
NET RES., MB & MMF	5.307	730.777	UNDISCOUNTED NET/INVEST.	37.09	20.00	561.077
NET REVENUE, M$	172.448	1816.933	DISCOUNTED NET/INVEST.	107.84	25.00	512.095
INITIAL PRICE, $	32.495	2.486	RATE-OF-RETURN, PCT.	90.00	35.00	439.595
INITIAL N.I., PCT.	13.996	12.371	INITIAL W.I., PCT.	20.568	50.00	367.905
					70.00	307.587
					90.00	267.849

Table 5 Summary Cash Flow Forecast, Proved Developed Non-Producing Reserves

TOTAL PROVED DEVELOPED NON-PRODU
KOKOPELLI FIELD
GARFIELD COUNTY, COLORADO
TO THE INTERESTS OF DEJOUR ENERGY

DATE : 03/29/2017
TIME : 16:37:22
DBS : Dejour_YE2016
SETTINGS : Dejour
SCENARIO : Dejour flat

R E S E R V E S A N D E C O N O M I C S

EFF DATE: 01/2017
PW DATE: 01/2017

--END-- MO-YEAR	GROSS OIL PRODUCTION ---MBBLS---	GROSS GAS PRODUCTION ----MMCF---	GROSS NGL PRODUCTION ---MBBLS---	NET OIL PRODUCTION ---MBBLS--	NET GAS PRODUCTION ----MMCF--	NET NGL PRODUCTION ---MBBLS--	NET OIL REVENUE ---M$---	NET GAS REVENUE ---M$---	NET NGL REVENUE ---M$---	TOTAL REVENUE ----M$---
12-2017	0.917	145.516	7.056	0.183	27.758	1.411	5.958	69.014	39.356	114.329
12-2018	0.833	132.275	6.414	0.167	25.232	1.283	5.416	62.734	35.775	103.925
12-2019	0.519	82.412	3.996	0.104	15.720	0.799	3.374	39.086	22.289	64.749
12-2020	0.393	62.441	3.028	0.079	11.911	0.606	2.557	29.614	16.888	49.059
12-2021	0.323	51.202	2.483	0.065	9.767	0.497	2.096	24.284	13.848	40.228
12-2022	0.276	43.857	2.127	0.055	8.366	0.425	1.796	20.800	11.862	34.458
12-2023	0.243	38.625	1.873	0.049	7.368	0.375	1.581	18.319	10.446	30.347
12-2024	0.218	34.679	1.681	0.044	6.615	0.336	1.420	16.447	9.379	27.246
12-2025	0.199	31.581	1.531	0.040	6.024	0.306	1.293	14.978	8.541	24.812
12-2026	0.183	29.074	1.410	0.037	5.546	0.282	1.190	13.789	7.863	22.843
12-2027	0.170	26.997	1.309	0.034	5.150	0.262	1.105	12.804	7.302	21.211
12-2028	0.159	25.244	1.224	0.032	4.815	0.245	1.034	11.973	6.828	19.834
12-2029	0.150	23.742	1.151	0.030	4.529	0.230	0.972	11.260	6.421	18.654
12-2030	0.141	22.438	1.088	0.028	4.280	0.218	0.919	10.642	6.069	17.629
12-2031	0.135	21.413	1.038	0.027	4.085	0.208	0.877	10.155	5.791	16.824
S TOT	4.860	771.497	37.408	0.972	147.166	7.482	31.588	365.899	208.659	606.147
AFTER	1.311	208.155	10.093	0.262	39.706	2.019	8.523	98.722	56.298	163.543
TOTAL	6.172	979.652	47.500	1.234	186.872	9.500	40.111	464.621	264.957	769.690

--END-- MO-YEAR	NET OIL PRICE ---M$---	NET GAS PRICE ---M$---	NET NGL PRICE ---M$---	SEVERANCE TAXES -----M$----	AD VALOREM TAXES -----M$----	NET OPER EXPENSES ----M$----	OPERATING CASH FLOW ----M$----	EQUITY INVESTMENT ----M$----	UNDISC NET CASH FLOW -----M$----	DISC NET CASH FLOW -----M$----
12-2017	32.50	2.49	27.89	1.268	5.053	29.179	78.829	125.000	-46.171	-45.930
12-2018	32.50	2.49	27.89	1.153	4.593	31.106	67.074	0.000	67.074	58.139
12-2019	32.50	2.49	27.89	0.718	2.862	22.547	38.623	0.000	38.623	30.435
12-2020	32.50	2.49	27.89	0.544	2.168	19.118	27.228	0.000	27.228	19.505
12-2021	32.50	2.49	27.89	0.446	1.778	17.189	20.815	0.000	20.815	13.555
12-2022	32.50	2.49	27.89	0.382	1.523	15.928	16.624	0.000	16.624	9.842
12-2023	32.50	2.49	27.89	0.337	1.341	15.030	13.639	0.000	13.639	7.340
12-2024	32.50	2.49	27.89	0.302	1.204	14.353	11.387	0.000	11.387	5.571
12-2025	32.50	2.49	27.89	0.275	1.097	13.821	9.619	0.000	9.619	4.279
12-2026	32.50	2.49	27.89	0.253	1.010	13.391	8.189	0.000	8.189	3.311
12-2027	32.50	2.49	27.89	0.235	0.937	13.034	7.004	0.000	7.004	2.575
12-2028	32.50	2.49	27.89	0.220	0.877	12.733	6.004	0.000	6.004	2.006
12-2029	32.50	2.49	27.89	0.207	0.824	12.476	5.147	0.000	5.147	1.564
12-2030	32.50	2.49	27.89	0.196	0.779	12.252	4.403	0.000	4.403	1.216
12-2031	32.50	2.49	27.89	0.187	0.744	12.076	3.818	0.000	3.818	0.959
S TOT	32.50	2.49	27.89	6.722	26.788	254.233	318.404	125.000	193.404	114.366
AFTER	32.50	2.49	27.89	1.814	7.228	134.431	20.070	3.750	16.320	3.152
TOTAL	32.50	2.49	27.89	8.536	34.016	388.664	338.474	128.750	209.724	117.518

	OIL	GAS
GROSS WELLS	0.0	1.0
GROSS ULT., MB & MMF	6.172	979.652
GROSS CUM., MB & MMF	0.000	0.000
GROSS RES., MB & MMF	6.172	979.652
NET RES., MB & MMF	1.234	186.872
NET REVENUE, M$	40.111	464.621
INITIAL PRICE, $	32.495	2.486
INITIAL N.I., PCT.	20.000	20.000

LIFE, YRS.	26.75
DISCOUNT %	10.00
UNDISCOUNTED PAYOUT, YRS.	1.69
DISCOUNTED PAYOUT, YRS.	1.79
UNDISCOUNTED NET/INVEST.	2.63
DISCOUNTED NET/INVEST.	1.97
RATE-OF-RETURN, PCT.	77.80
INITIAL W.I., PCT.	25.000

P.W. %	P.W., M$
5.00	153.827
9.00	123.703
10.00	117.518
15.00	92.255
20.00	73.689
25.00	59.459
35.00	39.046
50.00	19.659
70.00	4.153
90.00	-5.459